

January 6, 2025

Jesse Weaver
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

   Re: Holley Inc.
     Form 10-K for the Year Ended December 31, 2023
     File No. 001-39599

Dear Jesse Weaver:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Carly Kennedy, General Counsel